Free Writing Prospectus

Dated February 28, 2024

Filed Pursuant to Rule 433

Registration No. 333-276312

This free writing prospectus relates only to, and should be read together with, the prospectus dated February 6, 2024 (File No. 333-276312) of Gyrodyne, LLC (“Gyrodyne” or the “Company”), and this free writing prospectus is intended to be a summary of the information contained in such prospectus, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1589061/000143774924003161/gyrllc20240205_424b3.htm

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO

MAKE A DECISION PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 7, 2024.

625,000 COMMON SHARES OF LIMITED LIABILITY COMPANY INTERESTS

ISSUABLE UPON THE EXERCISE OF SUBSCRIPTION RIGHTS AT $8.00 PER SHARE

SHAREHOLDERS CONSIDERING MAKING AN INVESTMENT BY EXERCISING SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING SHOULD CAREFULLY READ AND CONSIDER THE INFORMATION SET FORTH IN “RISK FACTORS” BEGINNING ON PAGE 12 OF THE PROSPECTUS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THE PROSPECTUS, BEFORE MAKING A DECISION TO INVEST IN OUR COMMON SHARES.

Summary of the Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete.

Securities Offered

We are distributing, at no charge, to holders of our common shares non-transferable subscription rights to purchase up to 625,000 of our common shares, subject to proration to the extent the aggregate exercise of basic subscription privileges would result in the issuance of more than 625,000 shares. You will receive one subscription right for each five common shares held of record, as of 5:00 p.m., New York City time, on January 29, 2024.

Subscription Price	$8.00 per share.

Basic Subscription Privilege

Under the basic subscription privilege, for each subscription right you will be entitled to purchase two common shares at a subscription price of $8.00 per full share. The number of subscription rights you may exercise appears on your rights certificate.

Over-Subscription Privilege

If you exercise your basic subscription privilege in full and other shareholders do not exercise their basic subscription privilege in full, you will also have an over-subscription privilege to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege, subject to proration of available shares.  The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

To the extent that the number of the unsubscribed shares is not sufficient to satisfy all of the properly exercised over-subscription privilege requests, then the available shares will be allocated pro rata among those who properly exercise their over-subscription privileges. “Pro rata” in this context means in proportion to the number of our common shares that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

The maximum number of shares you may subscribe for in the exercise of your oversubscription privilege in combination with the shares subscribed for in your basic subscription privilege is 625,000.

If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for such common shares that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

No fractional common shares will be issued. Any fractional rights resulting from the share allocation process specified above will be rounded to the nearest whole number, with halves rounded down.

Amount of Proceeds

Assuming we receive valid subscriptions for the full 625,000 shares, the gross proceeds to us will be $5,000,000 and the net proceeds to us, after deducting estimated offering expenses, will be approximately $4,400,000. However, there is no minimum amount of proceeds required to complete the rights offering.

Limitation on the Subscription and Purchase of Shares

In no event may a shareholder exercise subscription and over-subscription privileges (i) for more than 625,000 shares, or (ii) to the extent that any such exercise would result in the shareholder owning 20% or more of our issued and outstanding common shares (the “20% Cap”), the ownership limitation under the Company’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), in either case after giving effect to such shareholder’s purchase under the basic subscription privilege and the over-subscription privilege. In addition, shares issued in the rights offering will be subject to proration to the extent the aggregate exercise of basic subscription privileges would result in the issuance of more than 625,000 shares.

Under the LLC Agreement, any shares exceeding the 20% Cap would (i) be transferred into a revocable trust, (ii) not have any voting rights, and (iii) be subject to the Company’s right to purchase or sell to a third party on the shareholder’s behalf. If an exercise of an over-subscription privilege would result in a shareholder exceeding the 20% Cap, the Company will contact such shareholder and such shareholder will have the option either to (a) allow the excess shares to be transferred into a revocable trust and in accordance with the terms of the LLC Agreement, or (ii) cut back such shareholder’s subscription to the extent necessary to remain below the 20% Cap.

Record Date	January 29, 2024

Expiration Date

The subscription rights will expire at 5:00 p.m., New York City time, on March 7, 2024, unless the expiration date is extended.  We reserve the right to extend the subscription rights period at our sole discretion for a period not to exceed 30 days, although we do not presently intend to do so. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your custodian bank, broker, dealer or other nominee may establish a deadline prior to 5:00 p.m. New York City time, on March 7, 2024 by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Procedure for Exercising Subscription Rights	The subscription rights may be exercised at any time during the subscription period, which commenced on February 6, 2024. To exercise your subscription rights, you must take the following steps:

If you are a registered holder of our common shares, you may deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., New York City time on March 7, 2024, unless the expiration date is extended.  You may deliver the documents and payments by mail or commercial carrier.  If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., New York City time, on March 7, 2024, unless the expiration date is extended.

Use of Proceeds

We intend to use the net proceeds received from the rights offering to ensure we are operating from a position of strength through the duration of the liquidation process in negotiating and enforcing purchase agreements and in defending our property rights in the Article 78 proceeding and in any other such proceeding that may arise. Offering proceeds may also be used to complete the pursuit of entitlements on our Flowerfield property, for necessary capital improvements to retain and or attract tenants in our real estate portfolio and for general working capital. See “Use of Proceeds.” However, there is no minimum number of shares required to complete the rights offering, and the gross and net proceeds could be considerably less than the $5,000,000 and $4,400,000, respectively, we would receive assuming full subscription.

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on the Nasdaq Capital Market or any other stock exchange or market or on the OTC Markets.

No Revocation

All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable to the exercise of your subscription rights, or even in the event we extend the rights offering.  However, if we extend the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in the prospectus, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the common shares offered pursuant to this rights offering at a subscription price of $8.00 per share.

Extension; Cancellation; Amendment

We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering.  We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.  If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our board of directors also reserves the right to cancel the rights offering at any time prior to the expiration date for any reason.  If the rights offering is canceled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

Our board of directors also reserves the right to amend or change the terms of the rights offering.  If we should make any fundamental changes to the terms set forth in the prospectus, we will file a post-effective amendment to the registration statement in which the prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date. Although we do not presently intend to do so, we may choose to change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such changes may include a change in the subscription price although no such change is presently contemplated. The terms of the rights offering cannot be changed after the expiration date of the rights offering.

No Board Recommendation

Our board of directors is making no recommendations regarding your exercise of the subscription rights.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  See the section of the prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Director Participation

Certain Gyrodyne directors (who are also shareholders) have indicated they will purchase shares that are subject to their subscription rights, and that they will exercise their over-subscription privilege (if available), at the same subscription price offered to our shareholders. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Nevertheless, these shareholders have not executed agreements to purchase shares and there is no guarantee or commitment that they will subscribe for shares in the offering.

Issuance of Common Shares

As soon as practicable after the expiration of the rights offering, the subscription agent will arrange for the issuance of the shares purchased pursuant to the rights offering. All shares that are purchased in the rights offering will be issued in book-entry or uncertificated form, meaning that you will receive a direct registration account statement from our transfer agent reflecting ownership of these securities if you are a holder of record of shares. If you hold your shares in the name of a custodian bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the rights offering.

Listing of Common Shares

Our common shares trade on the Nasdaq Capital Market under the symbol “GYRO”, and we expect the shares to be issued in connection with the rights offering will also be listed on the Nasdaq Capital Market under the same symbol.

Certain Material U.S. Federal Income Tax Considerations

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws.  You are urged to seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any tax laws.  See “Material U.S. Federal Income Tax Considerations.”

Subscription Agent	Computershare Trust Company, N.A.

Information Agent	MacKenzie Partners, Inc.

Common shares Outstanding Before the Rights Offering	As of January 31, 2024, 1,574,308 shares of our common shares were outstanding.

Common Shares Outstanding After Completion of the Rights Offering

We will issue 625,000 common shares in the rights offering, assuming the full number of subscription rights are exercised.  Based on the number of common shares outstanding as of January 31, 2024, if we issue all 625,000 common shares available in this rights offering, we would have 2,199,308 common shares outstanding following the completion of the rights offering. However, there is no minimum number of shares required to complete the rights offering.

Risk Factors

Shareholders considering making an investment by exercising subscription rights in the rights offering should carefully read and consider the information set forth in “Risk Factors” beginning on page 12 of the prospectus, together with the other information contained in the prospectus, before making a decision to invest in our common shares.

Dilution

If you do not exercise any subscription rights, the number of our common shares you own will not change. Nevertheless, due to the fact that other shareholders may purchase shares in the rights offering, your percentage ownership of Gyrodyne will be diluted after the completion of the rights offering unless you do exercise your subscription rights.

Important Dates	Set forth below are important dates for this offering, which generally are subject to extension:

	Record date	January 29, 2024
	Commencement date	February 6, 2024
	Expiration Date	March 7, 2024
	Deadline for delivery of subscription certificates and payment of subscription prices	March 7, 2024
	Deadline for delivery of notices of guaranteed delivery	March 7, 2024
	Deadline for delivery of subscription certificates pursuant to notices of guaranteed delivery	March 11, 2024
	Anticipated delivery of shares purchased in this offering	March 18, 2024

Fees and Expenses	We will pay the fees and expenses incurred by us related to the rights offering.

To whom should I send my forms and payment?

If you received a rights certificate with the prospectus and wish to purchase shares during the rights offering, you should send your properly completed and signed rights certificate, any other subscription documents and payment in the form of a certified check or money order, by first class mail or courier service to the subscription agent at:

All trackable mail, including Overnight Delivery: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer; COY: GYRO 150 Royall Street, Suite V Canton, MA 02021	If Delivering by Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer; COY: GYRO P.O. Box 43011 Providence, RI 02940-3011

Delivery will only be deemed valid if delivered in line with the above delivery instructions.

You are solely responsible for completing delivery to the subscription agent of your subscription materials.  The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York City time, on March 7, 2024.  We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

If you have any questions or need further information about this rights offering, please contact the information agent toll-free at 800-322-2885 or via email at proxy@mackenziepartners.com. It is anticipated that delivery of the common shares purchased in this rights offering will be made on or about March 18, 2024 (the seventh business day following the expiration date), unless the expiration date is extended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The SEC maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including the most recently filed current report on Form 8-K, filed on February 9, 2024, proxy statements and amendments to those reports, is available free of charge through our website at http://www.gyrodyne.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.

About Gyrodyne

Gyrodyne, LLC owns and manages a diversified portfolio of real estate properties comprising office, industrial and service-oriented properties in the New York metropolitan area. The Company owns a 63-acre site approximately 50 miles east of New York City on the north shore of Long Island, which includes industrial and office buildings and undeveloped property, and a medical office park in Cortlandt Manor, New York, both of which are the subject of plans to seek value-enhancing entitlements. The Company's common shares are traded on the NASDAQ Capital Market under the symbol GYRO. Additional information about the Company may be found on its web site at www.gyrodyne.com.

Cautionary Statement Regarding Forward-Looking Statements

The statements made in this free writing prospectus and other materials the Company has filed or may file with the SEC, in each case that are not historical facts, contain "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "projects," "estimates," "believes," "seeks," "could," "should," or "continue," the negative thereof, and other variations or comparable terminology as well as statements regarding the evaluation of strategic alternatives and liquidation contingencies. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to our efforts to enhance the values of our remaining properties and seek the orderly, strategic sale of such properties as soon as reasonably practicable, risks associated with the Article 78 proceeding against the Company and any other litigation that may develop in connection with our efforts to enhance the value of and sell our properties, ongoing community activism, risks associated with proxy contests and other actions of activist shareholders, risks related to the recent banking crisis and closure of two major banks (including one with whom we indirectly have a mortgage loan), regulatory enforcement, risks inherent in the real estate markets of Suffolk and Westchester Counties in New York, the ability to obtain additional capital in order to enhance the value of the Flowerfield and Cortlandt Manor properties and negotiate sales contracts and defend the Article 78 proceeding from a position of strength, the continuing effects of the COVID-19 pandemic, the ongoing risk of inflation, elevated interest rates, recession and supply chain constraints or disruptions and other risks detailed from time to time in the Company's SEC reports. These and other matters the Company discusses in this free writing prospectus may cause actual results to differ from those the Company describes.